SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-10269

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

ALLERGAN, INC.

2525 Dupont Drive

Irvine, California 92612

(Name of issuer of the securities held
pursuant to the plan and the address of its
principal executive office.)

4.	ERISA Financial Statements and Schedules and Exhibits:

(a)	Financial Statements and Schedules:

Independent Auditors’ Report of KPMG LLP on the Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001 and the related Statement of Changes in Net Assets Available for Plan Benefits for the Years Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001 — Allergan, Inc. Savings and Investment Plan.

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2001 - Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2002 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23 — Consent of KPMG LLP

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

Date: June 30, 2003	BY:	/s/ Eric K. Brandt

Eric K. Brandt Allergan, Inc. Corporate Benefits Committee (formerly known as Management Plan Committee)

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN

Index to Financial Statements and Supplemental Schedule

Page

Independent Auditors’ Report	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits – December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Plan Benefits – Years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2002	11

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors’ Report

The Corporate Benefits Committee
Allergan, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Allergan, Inc. Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                      /s/ KPMG LLP

Orange County, California
June 20, 2003

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value:
Common stock, common/collective trusts, mutual funds, and participant loans	$196,243,629	$270,641,327
Interest bearing cash and cash equivalents	19,985	199,245
Accrued interest and dividends	127,846	145,246

Total assets	196,391,460	270,985,818

Liabilities:
Excess contributions payable	3,908	—

Net assets available for plan benefits	$196,387,552	$270,985,818

See accompanying notes to financial statements.

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001

Additions (reductions) to plan assets attributed to:
Net depreciation in fair value of investments	$(46,248,174)	(51,349,942)
Interest	304,212	330,250
Dividends	3,369,796	3,479,915

Total investment loss	(42,574,166)	(47,539,777)

Contributions:
Employer – Company match	4,267,164	3,983,275
Rollover contributions	888,367	1,803,024
Employees:
Before tax	14,162,729	13,698,899
After tax	1,056,085	1,168,099

Total contributions	20,374,345	20,653,297
Transfers out due to spin off	(36,153,171)	—
Transfers in from the Employee Stock Ownership Plan	—	473,566

Total reductions	(58,352,992)	(26,412,914)

Deductions from plan assets attributed to:
Withdrawals and distributions	(16,225,418)	(21,785,383)
Administrative expenses	(19,856)	(24,626)

Total deductions	(16,245,274)	(21,810,009)

Decrease in net assets available for plan benefits	(74,598,266)	(48,222,923)
Net assets available for plan benefits:
Beginning of year	270,985,818	319,208,741

End of year	$196,387,552	270,985,818

See accompanying notes to financial statements.

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the Allergan, Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by Allergan, Inc. (the Company). The Plan was established on July 26, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 401(a) and (k) of the Internal Revenue Code (Code) of 1986.

Under terms of the Plan, eligible United States employees may voluntarily elect to contribute:

1.	Before-tax dollars up to the lesser of 100% and 20% of their defined compensation up to a maximum of $11,000 and $10,500 for the years ended December 31, 2002 and 2001, respectively, under provisions 401(k) and 402(g) of the Code or,

2.	After-tax dollars up to 100% and 20% of their defined compensation, when aggregated with before-tax contributions for the years ended December 31, 2002 and 2001, respectively, under provisions 401(a) and 401(m) of the Code or,

3.	Any combination of the above two elections; however, the total annual additions (participant contributions and Company contributions) cannot exceed the lesser of 100% and 25% of the participant’s defined compensation or $40,000 and $35,000 for the years ended December 31, 2002 and 2001, respectively, under section 415(c) of the Code.

Under terms of the Plan, eligible Puerto Rico employees may voluntarily elect to contribute:

1.	Before-tax dollars up to the lesser of 100% and 10% of their defined compensation or $8,000 for the years ended December 31, 2002 and 2001, respectively, under provision 165(e) of the Puerto Rico Income Tax Act or,

2.	After-tax dollars up to 100% and 15% of their defined compensation, when aggregated with before-tax contributions for the years ended December 31, 2002 and 2001, respectively, under Puerto Rico Code or,

3.	Any combination of the above two elections; however, the total annual additions (participant contributions and Company contributions) cannot exceed the lesser of 100% and 25% of the participant’s defined compensation or $40,000 and $35,000 for the years ended December 31, 2002 and 2001, respectively.

(b)	Contributions

For domestic employees, the Company contributes an amount equal to 75% of each employee’s contribution on the first 2% of defined compensation, 50% of each employee’s contribution on the next 1% of defined compensation, and 25% of each employee’s contribution on the next 2% of defined compensation for the years ended December 31, 2002 and 2001.

For Puerto Rico employees, the Company contributes an amount equal to 75% of each employee’s contribution on the first 2% of defined compensation, 50% of each employee’s contribution on the next 2% of defined compensation, and 25% of each employee’s contribution on the next 2% of defined compensation for the years ended December 31, 2002 and 2001.

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.

Participant contributions are invested in the Allergan, Inc. Common Stock Fund, Advanced Medical Optics, Inc. Common Stock Fund, American Century Stable Asset Fund, Dodge & Cox Balanced Fund, American Century Income and Growth Fund, Barclays S&P 500 Fund, American Century Ultra Fund, American Funds New Perspective A Fund, American Century Small Cap Value Fund, American Century International Growth Fund, and Franklin Small-Mid Cap Growth A Fund, or any combination of the ten funds at the employee’s discretion. Company contributions consist of Allergan, Inc. common stock which is invested in the Allergan, Inc. Common Stock Fund. Participants that are over 55 can direct their Company contributions into any of the ten funds. Effective June 1, 2002, participants can elect to diversify Company matching contributions into the other investment options.

(c)	Investment Options

Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time.

(d)	Participant Accounts

Each participant’s account is charged for the participant’s withdrawals and credited for the participant’s contributions, employer contributions, and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

(e)	Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1% as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

(f)	Vesting and Forfeitures

Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. During 2002 and 2001, $220,094 and $417,123, respectively, of forfeitures were used to offset contributions during the plan year. At December 31, 2002 and 2001, unutilized forfeitures totaled $39,814 and $10,026, respectively.

(g)	Withdrawals

Participants may withdraw employee “after-tax” contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee “after-tax” contributions and employer contributions during employment may cause the

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

employee to become ineligible to receive certain Company matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

Prior to age 59-1/2, employee “before-tax” contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee “after-tax” contributions and certain employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six months following the withdrawal.

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59 1/2 (if fully vested), permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected and the participant’s account value is $5,000 or more, participants may postpone their withdrawal until as late as attaining age 70-1/2.

(h)	Continuation of the Plan

The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of plan administrator estimates.

(b)	Investments

Investments are stated at fair value. The fair value of Allergan, Inc. and Advanced Medical Optics, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the Dodge & Cox Balanced Fund, American Century Income and Growth Fund, Barclays S&P 500 Fund, American Century Ultra Fund, American Funds New Perspective A Fund, American Century International Growth Fund, and Franklin Small-Mid Cap Growth A Fund are based upon quotations obtained from the National Association of Security Dealers Automated Quotations (NASDAQ). The fair value of the American Century Stable Asset Fund is based upon the net asset value reported by the fund. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(c)	Interest Bearing Cash and Cash Equivalents

Interest bearing cash and cash equivalents represent amounts invested in UMB Scout Prime R, which consists of highly liquid short-term investments.

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(d)	Administrative Expenses

Expenses incurred in the administration and operation of the Plan are paid by the Plan with forfeitures and dividends. Certain administrative expenses of the Plan are paid by the Company.

(e)	Reclassifications

Certain prior period amounts have been reclassified to conform to the 2002 presentation.

(f)	Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common and collective trusts and common stock. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(g)	Concentrations

Investments in the common stock of Allergan, Inc. comprises approximately 41% and 48% of the Plan’s investments as of December 31, 2002 and 2001, respectively.

(3)	Investments

The following tables present the fair values of investments.

	2002

	Number of
	shares, units,
	or principal
	amounts	Fair value

Common stock:
Allergan, Inc.*	1,391,510	$80,178,842
Advanced Medical Optics, Inc.	276,758	3,312,785

Total common stock		83,491,627

Common/collective trusts:
American Century Stable Asset Fund*	31,354,772	31,354,772
Mutual funds:
Dodge & Cox Balanced Fund*	302,923	18,402,586
American Century Income and Growth Fund*	1,140,269	24,789,435
Barclays S&P 500 Fund	71,861	1,819,519
American Century Ultra Fund*	648,420	13,733,524
American Funds New Perspective A Fund*	667,386	12,041,614
American Century International Growth Fund	246,621	1,573,441
Franklin Small-Mid Cap Growth A Fund	143,555	3,151,037
American Century Small Cap Value Fund	334,830	2,273,494

Total mutual funds		77,784,650
Participant loans		3,612,580

Total investments		$196,243,629

*	Investments represent 5% or more of the Plan’s net assets.

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

	2001

	Number of
	shares, units,
	or principal
	amounts	Fair value

Common stock:
Allergan, Inc.*	847,484	$63,599,904
Allergan, Inc.* **	872,262	65,467,886

Total common stock		129,067,790

Common/collective trusts:
American Century Stable Asset Fund*	31,814,816	31,814,816
Mutual funds:
INVESCO Balanced Fund*	1,668,647	24,412,619
American Century Income and Growth Fund*	1,307,118	35,749,689
J.P. Morgan SmartIndex Fund	131,874	1,797,442
American Century Ultra Fund*	740,316	20,462,346
American Funds New Perspective Fund*	727,332	15,775,834
American Century International Growth Fund	209,936	1,673,188
Franklin Small Cap Growth A Fund	142,431	4,439,578

Total mutual funds		104,310,696
Participant loans		5,448,025

Total investments		$270,641,327

*	Investments represent 5% or more of the Plan’s net assets.

**	Nonparticipant directed investments.

The net depreciation of the Plan’s investments by investment type is as follows:

	2002	2001

Common stocks	$(24,655,957)	(37,077,383)
Common and collective trusts	—	—
Mutual funds	(21,592,217)	(14,272,559)

	$(46,248,174)	(51,349,942)

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(4)	Nonparticipant Directed Investments

Effective June 1, 2002, the Company amended its plan allowing participants to elect to diversify Company contributions into other investment options. Therefore, there were considered to be no nonparticipant directed investments as of December 31, 2002. Information about the significant components of the changes in net assets relating to the nonparticipant directed investments for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001

Changes in net assets:
Contributions	$2,351,754	3,971,125
Dividends	158,295	320,646
Net appreciation (depreciation)	(42,472,612)	(21,454,465)
Transfers to participant directed investments	(25,188,958)	(2,506,641)
Distributions	(316,365)	(1,189,685)

	$(65,467,886)	(20,859,020)

(5)	Plan Amendment

Effective June 1, 2002, the Company amended the plan to allow participants to elect to diversify Company matching contributions into other investment options.

(6)	Federal Income Taxes

The Plan obtained its latest determination letter on July 22, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.

(7)	Outstanding Commitments to Participants

At December 31, 2002 and 2001, the Plan had no outstanding obligations to pay withdrawals and distributions to terminated and withdrawing participants.

(8)	Employee Stock Ownership Plan Transfers

In accordance with the Internal Revenue Code Section 401(a)(28)(B), participants in an Employee Stock Ownership Plan (ESOP) are eligible to diversify a portion of their balance if they are 55 years of age or older and have been a participant of the Plan for at least 10 years. During the first five years of eligibility, participants may direct up to 25% of their ESOP balance into the various investment options offered in the Savings and Investment Plan. In the sixth year of eligibility, participants may direct up to 50% of their ESOP balance into the various options offered in the Savings and Investment Plan. In 2001, there was $473,566 in transfers from the ESOP to the Savings and Investment Plan. Effective January 1, 2002, diversifications from the ESOP to the Plan were discontinued as the same investments options were offered within the ESOP.

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(9)	Spin Off of Advanced Medical Optics, Inc.

In June 2002, Allergan, Inc. spun off its ophthalmic surgical and contact lens care businesses into a new entity called Advanced Medical Optics, Inc. (AMO). In connection with the spin off, $36,153,171 of assets and liabilities of former participants in the Plan were transferred to the Advanced Medical Optics, Inc. 401(k) Plan. AMO employees have not been eligible thereafter to make contributions to the Plan.

(10)	Subsequent Event

Effective January 1, 2003, the Company changed its employer matching contribution to match 100% of employee contributions up to a maximum of 4% of compensation and the Company will contribute up to 5% of a participant’s compensation if that participant is enrolled in the Retirement Contribution feature of the Plan and is employed by the Company on the last day of the plan year. The Retirement Contribution feature vests 20% each year until completion of five years of service at which time the participant is 100% vested in the Retirement Contribution. Participants will be given credit for prior years of service.

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

	Description of investment
	including maturity date, rate of
Identity of issue, borrower,	interest, collateral, par, or
lessor, or similar party	maturity value	Fair value

Allergan, Inc.*	Common Stock 1,391,510 shares	$80,178,842
Advanced Medical Optics, Inc.	Common Stock 276,758 shares	3,312,785
American Century Stable Asset Fund*	Common/collective trust 31,354,772 units	31,354,772
Dodge & Cox Balanced Fund	Mutual Fund 302,923 units	18,402,586
American Century Income and Growth Fund*	Mutual Fund 1,140,269 units	24,789,435
Barclays S&P 500 Fund	Mutual Fund 71,861 units	1,819,519
American Century Ultra Fund*	Mutual Fund 648,420 units	13,733,524
American Funds New Perspective A Fund	Mutual Fund 667,386 units	12,041,614
American Century International Growth Fund*	Mutual Fund 246,621 units	1,573,441
Franklin Small-Mid Cap Growth A Fund	Mutual Fund 143,555 units	3,151,037
American Century Small Cap Value Fund*	Mutual Fund 334,830 units	2,273,494
Participants loans	700 loans with interest rates ranging from 5.25% to 10.50%	3,612,580

	Total	$196,243,629

UMB Scout Prime R*	Money Market 19,985 units	$19,985

*	Denotes a party in interest.

See accompanying independent auditors’ report.

EXHIBIT INDEX

Exhibit 23	Consent of Independent Auditors

Exhibit 99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002